Filed pursuant to Rule 433
Registration Statement No. 333-273441

June 15, 2026

Final Term Sheet

U.S.$3,500,000,000

Vodafone Group Public Limited Company

U.S.$1,000,000,000 4.800% Notes due 2031

U.S.$1,000,000,000 5.350% Notes due 2036

U.S.$1,500,000,000 6.100% Notes due 2056

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

The SEC allows us to “incorporate by reference” into the registration statement the information we file with them. Any statement in a document incorporated or deemed to be incorporated by reference into the registration statement (or the prospectus) shall be automatically modified or superseded for purposes of the registration statement (or the prospectus) to the extent that a statement contained in the prospectus or in any subsequently filed document that is incorporated by reference into the registration statement (or prospectus) modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement.

U.S.$1,000,000,000 4.800% Notes due 2031 (the “Tranche 1 Notes”)

Expected Ratings(1)	Baa2 / BBB / BBB (Moody’s / S&P / Fitch).

Maturity Date	We will repay the Tranche 1 Notes on June 18, 2031 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	June 18, 2026.

Benchmark Treasury	4.125% UST due May 31, 2031.

Benchmark Treasury Price and Yield	99-24+, 4.177%.

Spread to Benchmark Treasury	T+67 bps.

Reoffer Yield	4.847%.

Issue Price	99.794% of the principal amount, plus accrued interest, if any, from and including June 18, 2026 to the date the Tranche 1 Notes are delivered to investors.

Interest Rate	4.800% per annum.

Interest Payment Dates	Semi-annually on June 18 and December 18 of each year, commencing December 18, 2026 up to and including the maturity date for the Tranche 1 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption	We have the right to redeem the Tranche 1 Notes, in whole or in part, at any time and from time to time at a redemption price equal to: (i) if redemption occurs prior to May 18, 2031, the greater of (x) 100% of the principal amount of such notes, plus accrued interest to the date of redemption and (y) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 15 basis points; or (ii) if redemption occurs on or after May 18, 2031, 100% of the principal amount of such notes, plus accrued interest to the date of redemption.

Underwriting Discount	0.300%.

CUSIP Number	92857W CC2.

ISIN	US92857WCC29.

U.S.$1,000,000,000 5.350% Notes due 2036 (the “Tranche 2 Notes”)

Expected Ratings(1)	Baa2 / BBB / BBB (Moody’s / S&P / Fitch).

Maturity Date	We will repay the Tranche 2 Notes on June 18, 2036 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	June 18, 2026.

Benchmark Treasury	4.375% UST due May 15, 2036.

Benchmark Treasury Price and Yield	99-10, 4.461%.

Spread to Benchmark Treasury	T+92 bps.

Reoffer Yield	5.381%.

Issue Price	99.763% of the principal amount, plus accrued interest, if any, from and including June 18, 2026 to the date the Tranche 2 Notes are delivered to investors.

Interest Rate	5.350% per annum.

Interest Payment Dates	Semi-annually on June 18 and December 18 of each year, commencing December 18, 2026 up to and including the maturity date for the Tranche 2 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption	We have the right to redeem the Tranche 2 Notes, in whole or in part, at any time and from time to time at a redemption price equal to: (i) if redemption occurs prior to March 18, 2036, the greater of (x) 100% of the principal amount of such notes, plus accrued interest to the date of redemption and (y) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 15 basis points; or (ii) if redemption occurs on or after March 18, 2036, 100% of the principal amount of such notes, plus accrued interest to the date of redemption.

Underwriting Discount	0.400%.

CUSIP Number	92857W CD0.

ISIN	US92857WCD02.

U.S.$1,500,000,000 6.100% Notes due 2056 (the “Tranche 3 Notes” and, together with the Tranche 1 Notes and the Tranche 2 Notes, the “Notes”)

Expected Ratings(1)	Baa2 / BBB / BBB (Moody’s / S&P / Fitch).

Maturity Date	We will repay the Tranche 3 Notes on June 18, 2056 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	June 18, 2026.

Benchmark Treasury	4.750% UST due February 15, 2056.

Benchmark Treasury Price and Yield	96-21+, 4.965%.

Spread to Benchmark Treasury	T+115 bps.

Reoffer Yield	6.115%.

Issue Price	99.795% of the principal amount, plus accrued interest, if any, from and including June 18, 2026 to the date the Tranche 3 Notes are delivered to investors.

Interest Rate	6.100% per annum.

Interest Payment Dates	Semi-annually on June 18 and December 18 of each year, commencing December 18, 2026 up to and including the maturity date for the Tranche 3 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption	We have the right to redeem the Tranche 3 Notes, in whole or in part, at any time and from time to time at a redemption price equal to: (i) if redemption occurs prior to December 18, 2055, the greater of (x) 100% of the principal amount of such notes, plus accrued interest to the date of redemption and (y) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 20 basis points; or (ii) if redemption occurs on or after December 18, 2055, 100% of the principal amount of such notes, plus accrued interest to the date of redemption.

Underwriting Discount	0.750%.

CUSIP Number	92857W CE8.

ISIN	US92857WCE84.

The following terms apply to each tranche of the Notes:

Adjusted Treasury Rate	“Adjusted treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

Comparable Treasury Issue	“Comparable treasury issue” means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the Notes.

Comparable Treasury Price	“Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date.

Quotation Agent	“Quotation agent” means the reference treasury dealer appointed by us.

Reference Treasury Dealer	“Reference treasury dealer” means any primary U.S. government securities dealer in New York City selected by us

Reference Treasury Dealer Quotations	“Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the Quotation Agent by such reference treasury dealer at 5:00 p.m. New York City time on the third business day preceding such redemption date.

Optional Tax Redemption	We may redeem the Notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this final term sheet in UK withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus. In that event, we may redeem the Notes, in whole but not in part, on any interest payment date, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Redemption or Repurchase Following a Change of Control	If a Change of Control Put Event (as defined in the prospectus) occurs, then the holder of a Note will have the option, as described under ‘‘Additional Mechanics—Redemption or Repurchase Following a Change of Control” in the prospectus, to require Vodafone to redeem or, at Vodafone’s option, purchase (or procure the purchase of) such Note at an optional redemption amount or purchase price equal to 101% of the aggregate principal amount of such Note, plus accrued and unpaid interest on such Note to the date of redemption or repurchase, according to the terms and limitations described under ‘‘Additional Mechanics—Redemption or Repurchase Following a Change of Control’’ in the prospectus.

Business Days	New York.

Ranking	The Notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone Group Plc. Because we are a holding company, the Notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Regular Record Dates for Interest	With respect to each interest payment date, the regular record date for interest on global securities in registered form will be the close of business on the Clearing System Business Day prior to the date for payment, where “Clearing System Business Day” means Monday to Friday inclusive except December 25 and January 1. The regular record date for interest on debt securities that are represented by physical certificates will be the close of business on the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Payment of Additional Amounts	All payments on the Notes will be made without deducting United Kingdom (“UK”) withholding taxes, except as required by law. If any such deduction is required on payments to non-UK investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus. Notwithstanding the foregoing, any amounts to be paid on the Notes by us, or on our behalf, will be paid net of any deduction or withholding imposed or requirement pursuant to an agreement described in Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or otherwise imposed pursuant to Sections 1471 through 1474 of the Code (or any regulations thereunder or official interpretations thereof) or an intergovernmental agreement between the United States and another jurisdiction facilitating the implementation thereof (or any fiscal or regulatory legislation, rules or practices implementing such an intergovernmental agreement) (and any such withholding or deduction, a “FATCA Withholding”). Neither we, nor any person, will be required to pay any additional amounts in respect of FATCA Withholding.

Listing	We will file an application to list the Notes on the Nasdaq Global Market. We expect that the Notes will be eligible for trading on the Nasdaq Global Market within 30 days after delivery of the Notes.

Use of Proceeds (after deducting underwriting discounts but not estimated expenses)	We intend to use the net proceeds from this offering for general corporate purposes.

Risk Factors	You should carefully consider all of the information in this final term sheet, the prospectus supplement and the prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page S-3 of the prospectus supplement dated June 15, 2026, “Risk Factors” beginning on page 6 of the prospectus and “Principal risk factors and uncertainties” beginning on page 60 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2026 for risks involved with an investment in the Notes.

Trustee and Principal Paying Agent	The Bank of New York Mellon.

Timing and Delivery	We currently expect delivery of the Notes to occur on or about June 18, 2026.

Underwriters	BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC

Prohibition of Sales to EEA Retail Investors	Applicable.

Prohibition of Sales to UK Retail Investors	Applicable.

Singapore Sales to Institutional Investors and Accredited Investors only	Applicable.

Note:

(1)	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Vodafone Group Plc is currently rated Baa2 (stable outlook) / BBB (stable outlook) / BBB (stable outlook) (Moody’s Corporation/Standard & Poor’s Financial Services LLC/Fitch Ratings Inc.). An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

United Kingdom Taxation

Prospective investors should be aware that, from April 2027, the rate of withholding tax applicable to payments of yearly interest with a UK source will increase from 20% to 22%, a rate equal to the savings basic rate of income tax.

Selling Restrictions

Professional Clients and ECPs only / No EEA KID or UK disclosure document

Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No (i) key information document (KID) required by the EEA PRIIPs Regulation or (ii) disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) and the Consumer Composite Investments (Designated Activities) Regulations 2024 has been prepared, as the Securities will not be made available to retail investors in the EEA or in the UK, respectively.

Notice to Prospective Investors in the United Kingdom

This communication is being distributed only to and is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document, the prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The Notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Notes or the offering thereof may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to us, the Notes or the offering thereof have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Notes will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FNMA”), and the offer of Notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Notes.

Notice to Prospective Investors in the United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this document, the prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This document, the prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered for a public offering in Japan pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “FIEA”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan or having its principal office in Japan) or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus, any free writing prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA, in each case subject to conditions set forth in the SFA.

Singapore SFA Product Classification: Solely for the purposes of applicable obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the Notes are ‘prescribed capital markets products’ (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).